EXHIBIT 99(a)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

(millions of dollars)

Twelve Months Ended June 30, 2010
Operating revenues	$8,192
Fuel, purchased power costs and delivery fees	(4,255)
Net gain from commodity hedging and trading activities	2,136
Operating costs	(776)
Depreciation and amortization	(1,294)
Selling, general and administrative expenses	(741)
Franchise and revenue-based taxes	(110)
Other income	143
Other deductions	(59)
Interest income	85
Interest expense and related charges	(3,228)

Income before income taxes	93
Income tax expense	(54)

Net income	39

Net (income) loss attributable to noncontrolling interests	—

Net income attributable to EFC Holdings	$39